SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For October 2010
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes            No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2010, incorporated by reference herein:

Exhibit

99.1      Release dated October 21, 2010, entitled “REPORT TO SHAREHOLDERS FOR THE
            FIRST QUARTER ENDED 30 SEPTEMBER 2010”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: October 21, 2010
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Report to shareholders for the first quarter
ended 30 September 2010
(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
JSE share code: DRD
ISIN: ZAE 000058723
Issuer code: DUSM
NASDAQ trading symbol: DROOY
(“DRDGOLD” or the “Group”)
KEY FEATURES FOR THE QUARTER
Gold production up 6%
Operating profit of R69.4 million impacted negatively by Eskom winter tariffs amounting to R27.8 million
Blyvoor achieves 1 million fatality free shifts and 4 million fall of ground fatality free shifts
R500 million Domestic Medium Term Note Programme established
GROUP RESULTS
Review of operations
Quarter
Quarter
%
Quarter
Group Sep 2010 Jun 2010 Change Sep 2009
Gold production oz 65 267 61 632 6 57 292
kg 2 030 1 917 6 1 782
Gold production sold oz 69 607 57 293 21 59 864
kg 2 165 1 782 21 1 862
Cash operating costs US$ per oz 1 084 1 004 (8) 968
ZAR per kg 256 498 244 331 (5) 243 684
Gold price received US$ per oz 1 218 1 204 1 950
ZAR per kg 288 054 292 769 (2) 239 098
Capital expenditure US$ million 8.1 8.9 9 8.2
ZAR million 59.4 67.5 12 64.2
STOCK
Issued capital
384 884 379 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed:
404 049 638
Stock traded
JSE
NASDAQ*
Average volume for the quarter per day ('000) 663 846
% of issued stock traded (annualised) 45 57
Price • High R3.79 $0.535
• Low R2.80 $0.392
• Close R3.66 $0.519
* This data represents per share data and not ADS data - one ADS reflects ten ordinary shares
Crown/Ergo pipeline R300m investment to access 600Mt

Overview
Dear shareholder
Safety, health and environment
I am pleased to report that, once again, DRDGOLD’s operations have recorded a fatality-free quarter. It is particularly noteworthy that, during the quarter, Blyvooruitzicht Gold Mining Company Limited (“Blyvoor”) achieved both 1 million fatality-free shifts and 4 million fall of ground fatality-free shifts.
All operations reported deteriorations in other key safety parameters – dressing station injuries, disabling injuries and reportable injuries
– pointing to a need for renewed focus on the safety auditing, awareness and improvement initiatives in place.
Compliance was satisfactory at all operations in respect of occupational health-related matters during the quarter.
Environmental management spend for the quarter totalled R8.1 million.
I would like to draw your attention to the recent publication of the company’s Annual Report and Sustainable Development Report for
the 2010 financial year. Our Sustainable Development Report was produced once again in accordance with guidelines provided by the
Global Reporting Initiative. Both reports can be accessed on the DRDGOLD website, www.drdgold.com.
Production
Total gold production during the quarter increased by 6% to 65 267oz, a consequence mainly of higher production from Blyvoor. Some
63% – 41 057oz – of total gold production was from surface retreatment.
Gold production sold was 21% higher at 69 607oz as a result of 4 340oz of gold produced in the previous quarter which was sold in the current quarter.
Financial
Revenue for the quarter was R623.6 million as a result of the 21% increase in gold production sold. We achieved an operating profit of
R69.4 million after accounting for total cash operating costs, which were 11% higher at R520.7 million due to higher winter tariffs for electricity and annual wage increases.
Gross profit for the quarter was R36.6 million, down 50% on the previous quarter’s normalised gross profit of R72.9 million after stripping out a non-cash credit of R71.3 million arising from the transfer of environmental rehabilitation liability adjustments following the disposal of the Durban Roodepoort Deep and West Wits mining licenses. The quarter closed on a net loss of R8.3 million, compared to a normalised net profit of R19.9 million in the previous quarter, after taking into account the environmental rehabilitation liability adjustment and the foreign currency translation reserve of R156.7 million which was realised on the voluntary liquidation of our offshore subsidiaries.
Forward-looking statements
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled “Risk Factors” included in our annual report for the fiscal year ended 30 June 2009, which we filed with the United States Securities and Exchange Commission on 27 November 2009 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statement included in this report have not been reviewed and reported on by DRDGOLD's auditors.

Exploration and prospecting
In Zimbabwe, the number of claims at Leny held by Chizim Gold – DRDGOLD’s joint venture with Zimbabwe-based Chizim Investments
– has increased both through acquisitions and pegging from 46 (covering 454ha) to 61 (covering 602ha).
At the end of the quarter some five drill holes totalling 1 176m had been completed, all showing extensive sulphides and mineralization.
Core has been split and sent for assay, with results expected by the end of November.
Trenching continues and is scheduled for completion by the end of December.
When all first phase drilling and trenching results have been assessed, a second infill, drilling programme will be designed to define the orebody.
Also in Zimbabwe, six gold greenfields prospects have been evaluated since February this year.
Corporate activity
After quarter-end we announced that our 74%-owned subsidiary, DRDGOLD South African Operations (Pty) Limited (“DRDGOLD SA”),
had successfully raised R108 million for the previously-announced R300 million Crown/Ergo pipeline under a R500 million Domestic
Medium Term Note Programme (“DMTN Programme”). From time to time, DRDGOLD SA may issue notes in terms of the DMTN
Programme to raise further capital if required.
Detailed operational review
Blyvoor
Total gold production rose by 13% to 30 287oz, reflecting a 15% increase in underground gold production to 24 210oz and a 7%
increase in surface gold production to 6 077oz.
Higher underground gold production resulted both from a 4% increase in underground throughput to 193 000t and a 10% increase in underground yield to 3.90g/t. While the higher-grade No 5 Shaft delivered the volume increase, reflecting continued progress with opening up and development, all three producing shafts – 4, 5 and 6 – recorded improved yields.
The increase in surface gold production was due mainly to a 9% increase in surface yield to 0.25g/t. Surface throughput was slightly higher at 759 000t.
Total cash operating costs were 2% lower at R287 668/kg due to increased gold production. Underground cash operating costs declined by 2% to R324 898/kg and surface cash operating costs by 1% to R139 339/kg.
Operating profit was 26% lower at R3.4 million, reflecting higher power costs – a consequence both of Eskom’s general tariff increase and two months of operation at the power utility’s higher winter tariff; the annual wage increment; and a lower Rand gold price received.
Capital expenditure, 2% lower at R19.1 million, was directed mainly towards continued opening up and development, particularly in the
No 5 Shaft mining area.
Crown
Gold production was slightly lower at 23 952oz. While yield declined by 2% to 0.42g/t, throughput rose by 1% to 1 774 000t.
Cash operating costs rose by 9% to R229 740/kg due both to the higher cost of power and the annual wage increase.
Operating profit was 15% lower at R46.9 million, reflecting a lower Rand gold price received and higher costs.
Capital expenditure was 13% lower at R29.6 million, R17.9 million of which was for the new Crown/Ergo pipeline.
DRDGOLD LIMITED
Shareholder Report 2010

Ergo
A 1% increase in gold production to 11 028oz reflected a 1% increase in throughput to 3 285 000t. Yield was unchanged at 0.10g/t.
Higher power tariffs and the annual wage increase resulted in a 16% increase in cash operating costs to R229 015/kg.
Operating profit was 40% lower at R19.1 million due to a lower Rand gold price received and higher costs.
Ongoing rehabilitation work at the Brakpan tailings deposition site accounted for most of the capital expenditure, which was 25% lower at R8.6 million.
Looking ahead
We anticipate that we will continue to operate in an environment characterised by a strong gold price but with challenges from rising costs.
Our priorities are as stated at the end of the previous quarter:
improving key sustainability drivers at Blyvoor, maintaining if not improving on 70 000 underground reef tonnes per month;
developing on schedule the Crown/Ergo pipeline (and associated second CIL circuit at Ergo’s Brakpan plant), in order to fully exploit the synergies between the Crown and Ergo operations;
at Ergo, attaining a steady throughput of 1.2Mt per month, holding down costs and maintaining a healthy margin, while pushing for grade improvement through on-going research; and
in Zimbabwe, making the most of the steadily improving climate for business in that country, to evaluate the growing number of exciting prospects coming our way and to pursue those with the greatest promise.
Niël Pretorius
Chief Executive Officer
21 October 2010

Condensed statement of comprehensive income
Quarter
Quarter
Quarter
Sep 2010 Jun 2010 Sep 2009
Rm Rm Rm
Unaudited Unaudited Unaudited
Gold and silver revenue 623.6 521.7 445.2
Net operating costs (554.2) (430.2) (449.4)
Cash operating costs (520.7) (468.4) (434.2)
Movement in gold in process (33.5) 38.2 (15.2)
Operating profit/(loss) 69.4 91.5 (4.2)
Depreciation (27.6) (57.7) (42.7)
Movement in provision for environmental rehabilitation (4.8) 110.9 (8.4)
Retrenchment costs (0.4) (0.5) (1.2)
Gross profit/(loss) from operating activities 36.6 144.2 (56.5)
Impairments – (6.2) –
Administration expenses and general costs (32.5) (12.0) (46.3)
Share-based payments (0.6) (0.6) (0.7)
Net (loss)/gain on financial liabilities measured at amortised cost (12.6) 6.2 –
Profit on disposal of assets 4.4 0.9 1.2
Profit on disposal of subsidiaries and joint venture – 158.2 –
Finance income 5.3 7.4 8.4
Finance expenses (3.6) (7.2) (3.1)
(Loss)/profit before taxation (3.0) 290.9 (97.0)
Income tax (3.6) 12.4 (6.8)
Deferred tax (1.7) (55.4) 40.5
Net (loss)/profit for the period (8.3) 247.9 (63.3)
Attributable to:
Equity owners of the parent 0.3 240.9 (48.4)
Non-controlling interest (8.6) 7.0 (14.9)
(8.3) 247.9 (63.3)
Other comprehensive income
Foreign exchange translation
– (156.8) 0.2
Mark-to-market of available-for-sale investments – 5.2 –
Total comprehensive income for the period (8.3) 96.3 (63.1)
Attributable to:
Equity owners of the parent 0.3 88.0 (48.2)
Non-controlling interest (8.6) 8.3 (14.9)
(8.3) 96.3 (63.1)
Reconciliation of headline (loss)/earnings
Net profit/(loss)
0.3 240.9 (48.4)
Adjusted for:
– Impairments
– 6.2 –
– Profit on disposal of assets (4.4) (0.9) (1.2)
– Profit on disposal of subsidiaries and joint venture – (158.2) –
– Non-controlling interest in headline earnings adjustment 1.1 3.5 –
Headline (loss)/earnings (3.0) 91.5 (49.6)
Headline (loss)/earnings per share-cents (0.8) 23.9 (13.1)
Basic earnings/(loss) per share-cents 0.1 63.0 (12.8)
Diluted headline (loss)/earnings per share-cents (0.8) 23.9 (13.1)
Diluted basic earnings/(loss) per share-cents 0.1 63.0 (12.8)
Calculated on the weighted average ordinary shares issued of: 384 884 379 382 569 557 378 020 712
Adjusted headline earnings/(loss) per share-cents* 2.5 22.3 (13.1)
(Adjusted for the net gain/(loss) on financial liabilities measured at amortised cost)
* From time to time DRDGOLD may publicly disclose certain “Non-GAAP” financial measures in the course of its financial presentation release, earnings conference calls and otherwise.
The condensed consolidated financial statements below have been prepared in accordance with International Financial Reporting Standards
(“IFRS”), Schedule 4 of the Companies Act and the requirements of IAS 34, which is consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2010.
DRDGOLD LIMITED Shareholder Report 2010

Condensed statement of financial position
As at As at As at
30 Sep 2010
30 Jun 2010
30 Sep 2009
Rm
Rm
Rm
Unaudited
Audited
Unaudited
Assets
Property, plant and equipment
1 896.0
1 863.2
1 759.1
Non-current Investments and other assets
24.8
48.1
43.0
Environmental rehabilitation trust funds
129.3
126.1
134.2
Deferred tax asset
137.6
140.7
184.9
Current assets
396.2
402.1
458.8
Inventories
126.7
132.6
90.1
Trade and other receivables
107.9
66.3
119.4
Cash and cash equivalents
146.6
188.2
234.3
Assets classified as held for sale
15.0
15.0
15.0
Total assets
2 583.9
2 580.2
2 580.0
Equity and Liabilities
Equity
1 622.6
1 649.9
1 502.5
Equity of the owners of the parent
1 531.9
1 550.6
1 414.9
Non-controlling interest
90.7
99.3
87.6
Loans and borrowings
39.8
59.0
65.1
Post-retirement and other employee benefits
13.6
13.4
45.0
Provision for environmental rehabilitation
429.5
420.6
423.4
Deferred tax liability
166.7
168.1
173.7
Current liabilities
311.7
269.2
370.3
Trade and other payables
311.7
269.2
322.3
Loans and borrowings
–
–
48.0
Total equity and liabilities
2 583.9
2 580.2
2 580.0
Condensed statement of changes in equity
Quarter Quarter Quarter
Sep 2010
Jun 2010
Sep 2009
Rm
Rm
Rm
Unaudited
Unaudited
Unaudited
Balance at the beginning of the period
1 649.9
1 539.7
1 584.0
Share capital issued
(0.4)
13.3
(0.1)
– for acquisition finance and cash
–
14.3
–
– for share options exercised
–
–
0.4
– for costs
(0.4)
(1.0)
(0.5)
Increase in share-based payment reserve
0.6
0.6
0.7
Net profit/(loss) attributable to equity owners of the parent
0.3
240.9
(48.4)
Net (loss)/profit attributable to non-controlling interest
(8.6)
7.0
(14.9)
Dividends declared
(19.2)
–
(19.0)
Other comprehensive income
–
(151.6)
0.2
Balance as at the end of the period
1 622.6
1 649.9
1 502.5
Condensed statement of cash flows
Quarter Quarter Quarter
Sep 2010
Jun 2010
Sep 2009
Rm
Rm
Rm
Unaudited
Unaudited
Unaudited
Net cash in/(out)flow from operations
21.9
154.1
(101.6)
Net cash outflow from investing activities
(55.0)
(111.1)
(64.2)
Net cash (out)/inflow from financing activities
(8.5)
(55.2)
45.9
Decrease in cash and cash equivalents
(41.6)
(12.2)
(119.9)
Translation adjustment
–
(0.9)
0.6
Opening cash and cash equivalents
188.2
201.3
353.6
Closing cash and cash equivalents
146.6
188.2
234.3
Reconciliation of net cash in/(out)flow from operations
(Loss)/profit before taxation
(3.0)
290.9
(97.0)
Adjusted for:
Movement in gold in process
33.5
(38.2)
15.2
Depreciation and impairment
27.6
63.9
42.7
Movement in provision for environmental rehabilitation
4.8
(110.9)
8.4
Share-based payments
0.6
0.6
0.7
Net loss/(gain) on financial liabilities measured at amortised cost
12.6
(6.2)
–
Profit on disposal of assets
(4.4)
(0.9)
(1.2)
Profit on disposal of subsidiaries and joint venture
–
(158.2)
–
Finance expense and unwinding of provisions
3.0
4.8
2.5
Growth in environmental trust funds
(2.0)
(2.4)
(2.4)
Other non-cash items
(1.4)
(26.0)
5.0
Taxation paid
–
(0.5)
–
Working capital changes
(49.4)
137.2
(75.5)
Net cash in/(out)flow from operations
21.9
154.1
(101.6)

Key operating and financial results (unaudited)
Total
Metric
Blyvoor
Crown
Ergo
Operations
Ore milled (t'000)
Underground
Sep 2010 Qtr
193
–
–
193
Jun 2010 Qtr
185
–
–
185
Surface
Sep 2010 Qtr
759
1 774
3 285
5 818
Jun 2010 Qtr
755
1 760
3 269
5 784
Total
Sep 2010 Qtr
952
1 774
3 285
6 011
Jun 2010 Qtr
940
1 760
3 269
5 969
Yield (g/t)
Underground
Sep 2010 Qtr
3.90
–
–
3.90
Jun 2010 Qtr
3.54
–
–
3.54
Surface
Sep 2010 Qtr
0.25
0.42
0.10
0.22
Jun 2010 Qtr
0.23
0.43
0.10
0.22
Total
Sep 2010 Qtr
0.99
0.42
0.10
0.34
Jun 2010 Qtr
0.88
0.43
0.10
0.32
Gold produced (kg)
Underground
Sep 2010 Qtr
753
–
–
753
Jun 2010 Qtr
654
–
–
654
Surface
Sep 2010 Qtr
189
745
343
1 277
Jun 2010 Qtr
176
749
338
1 263
Total
Sep 2010 Qtr
942
745
343
2 030
Jun 2010 Qtr
830
749
338
1 917
Cash operating costs (ZAR per kg)
Underground
Sep 2010 Qtr
324 898
–
–
324 898
Jun 2010 Qtr
333 986
–
–
333 986
Surface
Sep 2010 Qtr
139 339
229 740
229 015
216 165
Jun 2010 Qtr
140 858
211 216
198 118
197 907
Total
Sep 2010 Qtr
287 668
229 740
229 015
256 498
Jun 2010 Qtr
293 034
211 216
198 118
244 331
Cash operating costs (ZAR per tonne)
Underground
Sep 2010 Qtr
1 268
–
–
1 268
Jun 2010 Qtr
1 181
–
–
1 181
Surface
Sep 2010 Qtr
35
96
24
47
Jun 2010 Qtr
33
90
20
43
Total
Sep 2010 Qtr
285
96
24
87
Jun 2010 Qtr
259
90
20
78
Gold and silver revenue (ZAR million)
Sep 2010 Qtr
297.0
218.1
108.5
623.6
Jun 2010 Qtr
217.0
215.3
89.4
521.7
Operating profit (ZAR million)
Sep 2010 Qtr
3.4
46.9
19.1
69.4
Jun 2010 Qtr
4.6
55.1
31.8
91.5
Capital expenditure (ZAR million)
Sep 2010 Qtr
19.1
29.6
8.6
57.3
Jun 2010 Qtr
19.6
34.0
11.4
65.0
Total
Imperial
Blyvoor
Crown
Ergo
Operations
Gold produced (oz)
Underground
Sep 2010 Qtr
24 210
–
–
24 210
Jun 2010 Qtr
21 027
–
–
21 027
Surface
Sep 2010 Qtr
6 077
23 952
11 028
41 057
Jun 2010 Qtr
5 658
24 081
10 866
40 605
Total
Sep 2010 Qtr
30 287
23 952
11 028
65 267
Jun 2010 Qtr
26 685
24 081
10 866
61 632
Cash operating costs (US$ per oz)
Underground
Sep 2010 Qtr
1 373
–
–
1 373
Jun 2010 Qtr
1 373
–
–
1 373
Surface
Sep 2010 Qtr
589
972
968
914
Jun 2010 Qtr
580
869
815
814
Total
Sep 2010 Qtr
1 216
972
968
1 084
Jun 2010 Qtr
1 204
869
815
1 004
Gold and silver revenue (US$ million)
Sep 2010 Qtr
40.4
29.6
14.8
84.8
Jun 2010 Qtr
28.7
28.4
11.8
68.9
Operating profit (US$ million)
Sep 2010 Qtr
0.5
6.4
2.6
9.5
Jun 2010 Qtr
0.6
7.3
4.2
12.1
Capital expenditure (US$ million)
Sep 2010 Qtr
2.6
4.0
1.2
7.8
Jun 2010 Qtr
2.6
4.4
1.5
8.5
DRDGOLD LIMITED Shareholder Report 2010

For further information, contact Niël Pretorius at:
Tel: +27 (0)11 470 2600 Fax: +27 (0)11 470 2618
Web: www.drdgold.com
Quadrum Office Park • Building 1
50 Constantia Boulevard • Constantia Kloof Ext 28
South Africa
PO Box 390 • Maraisburg 1700 • South Africa
Executives:
DJ Pretorius (Chief Executive Officer)
CC Barnes (Chief Financial Officer)
Non-executive:
J Turk**
Independent non-executives:
GC Campbell* (Non-Executive Chairman)
RP Hume; EA Jeneker
Company secretary:
TJ Gwebu
Russell and Associates 4050/10
Cash operating costs reconciliation
Total
R’000 unless otherwise stated
Blyvoor
Crown
Ergo
Operations
Total cash costs
Sep 2010 Qtr
300 597
180 960
89 815
571 372
Jun 2010 Qtr
218 875
143 931
65 172
427 978
Movement in gold in process
Sep 2010 Qtr
(22 560)
(14)
(10 898)
(33 472)
Jun 2010 Qtr
30 894
(1 997)
9 326
38 223
Less: Assessment rates, rehabilitation and other
Sep 2010 Qtr
2 272
5 673
(95)
7 850
Jun 2010 Qtr
2 150
(22 808)
6 931
(13 727)
Less: Retrenchment costs
Sep 2010 Qtr
–
–
–
–
Jun 2010 Qtr
(768)
–
–
(768)
Less: Corporate and general administration costs
Sep 2010 Qtr
4 782
4 117
460
9 359
Jun 2010 Qtr
5 169
6 541
603
12 313
Cash operating costs
Sep 2010 Qtr
270 983
171 156
78 552
520 691
Jun 2010 Qtr
243 218
158 201
66 964
468 383
Gold produced (kg)
Sep 2010 Qtr
942
745
343
2 030
Jun 2010 Qtr
830
749
338
1 917
Total cash operating costs (R/kg)
Sep 2010 Qtr
287 668
229 740
229 015
256 498
Jun 2010 Qtr
293 034
211 216
198 118
244 331
Total cash operating costs (US$/oz)
Sep 2010 Qtr
1 216
972
968
1 084
Jun 2010 Qtr
1 204
869
815
1 004
DIRECTORS
(*British)(**American)
8
Cason dump currently retreated at Crown Gold Recoveries